                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.____)*

                          HUNTINGTON BANCSHARES, INC.
                                (Name of Issuer)

                                     COMMON
                         (Title of Class of Securities)

                                  446-150-104
                                 (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement _____.

                                   COVER PAGE

CUSIP No. 446-150-104            13G          PAGE  2 of  4
                                                  ---   ---

1.NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

THE HUNTINGTON TRUST COMPANY, N.A.

EIN 31-1232181

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

NOT APPLICABLE
                                                                          (A)___
                                                                          (B)___



3.SEC USE ONLY




4.CITIZENSHIP OR PLACE OF ORGANIZATION

ORGANIZED UNDER THE LAWS OF THE UNITED STATES OF AMERICA

- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

3,795,135

6.SHARED VOTING POWER

8,781,822

7.SOLE DISPOSITIVE POWER

1,311,868

8.SHARED DISPOSITIVE POWER

1,454,559

- --------------------------------------------------------------------------------

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,699,806


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

NOT APPLICABLE


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.79


12.TYPE OF REPORTING PERSON*
BK

                                    SCHEDULE

Item 1.

(a)Name of Issuer:
HUNTINGTON BANCSHARES, INC.

(b)Address of Issuer's Principal Executive Offices:

41 S. High St.
Columbus, OH 43287


Item 2.

(a)Name of Person Filing:
THE HUNTINGTON TRUST COMPANY, N.A.

(b)Address of Principal Business Office or, if none, Residence:
41 South High Street, Suite 3400
Columbus, Ohio 43287


(c)Citizenship:
United States of America

(d)Title of Class of Securities:
Common

(e)CUSIP Number:
446-150-104


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(b)x Bank as defined in section 3(a)(6) of the Act


Item 4.  Ownership

(a)Amount Beneficially Owned:
12,699,806

(b)Percent of Class:
9.79

(c)Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote:
3,795,135

(ii)  shared power to vote or to direct the vote:
8,781,822

(iii)sole power to dispose or to direct the disposition of:
1,311,868

(iv)  shared power to dispose or to direct the disposition of:
1,454,559

Item 5.  Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.O  Ownership of More than Five Percent on Behalf of Another
          Person


The Bank acts as agent or fiduciary with respect to the securities reported to be beneficially owned herein, and, pursuant to the agency or fiduciary agreements, beneficiaries or other persons may have rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, some of all such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable

Item 8.  Identification and Classification of Members of the Group
Not Applicable

Item 9.  Notice of Dissolution of Group
Not Applicable

Item 10. Certification

     By signing below the undersigned hereby certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                        February 14, 1994
                                        --------------------------
                                        Date


                                        The Huntington Trust Company, N.A.


                                        By: /s/ DAVID A. JONES
                                           ------------------------
                                           Signature

                                           DAVID A. JONES
                                           --------------
                                             Name

                                           ASSISTANT VICE PRESIDENT
                                           ------------------------
                                             Title